UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 12B-25

                                        SEC File Number:  1-12412

                     NOTIFICATION OF LATE FILING

   (Check One):         Form 10-K     Form 11-K  Form 20-F
                    ---           ---            ---
                     x  Form 10-Q     Form N-SAR
                    ---           ---

For Period Ended: September 30, 1996
                  -----------------------------------------------

     Transition Report              Transition Report
 --- on Form 10-K               --- on Form 10-Q

     Transition Report              Transition Report
 --- on Form 20-F               --- on Form N-SAR

     Transition Report
 --- on Form 11-K

For the Transition Period Ended:
                                 --------------------------------

       Read attached instruction sheet before preparing form.
                       Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  ---------------------------------


                   Part I.  Registrant Information

Full name of registrant: Arbor Property Trust
                         ----------------------------------------

Former name if applicable:
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Address of principal office (Street and number):

                     Suite 800, One Tower Bridge
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City, State and Zip Code:  W. Conshohocken, PA  19428
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

               PART II.  RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

 X        (a) The reasons described in reasonable detail in Part
--- III of this form could not be eliminated without unreasonable effort or expense;

 X        (b) The subject annual report, semi-annual report,
--- transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit
--- required by Rule 12b-25(c) has been attached if applicable.

                      PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


               The Registrant has recently become aware of facts that indicate that adjustments to certain income accruals relating to utility disbursements for prior years are required during 1996. The Registrant's inquiry into such facts has made it necessary for the Registrant to delay the filing of its Form 10-Q.


                  PART IV.  OTHER INFORMATION

     (1) Name and telephone number of persons to contact in
regard to this notification Jason M. Shargel   (215)    977-2216
                            -------------------------------------
                           (Name)  (Area code)(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              X  Yes         No
                                             ---         ---
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              X  Yes         No
                                             ---         ---

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that revenues will decline to approximately $5.3 million and $15.4 million, respectively, for the three months and nine months ended September 30, 1996 from $5.6 million and $16.6 million, respectively, for the three months and nine months ended September 30, 1995. It is also anticipated that net income will decline to approximately $.71 million and $1.39 million, respectively, for the three months and nine months ended September 30, 1996 from $.74 million and $1.98 million, respectively, for the three months and nine months ended September 30, 1995. It is anticipated that approximately $.48 million of the declines in revenues and net income for the nine months ended September 30 1996 is attributable to over-accruals for utility reimbursements during prior years.

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                       Arbor Property Trust
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           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 1996       By: MYLES H. TANENBAUM
      -----------------           -------------------------------
                                  Myles H. Tanenbaum
                                  President




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).